FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 4, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

BRF REPORTS FIRST QUARTER SALES OF R$ 5.8 BILLION

Ebitda of R$ 447 million, 148% higher
confirming a recovery in performance

     BRF Brasil Foods closed the first quarter 2010 with gross sales of R$ 5.8 billion and recorded an important recovery in operating performance. EBITDA reached R$ 447.3 million, 148% higher than the pro-forma figure for 2009.

     The Company reported net income of approximately R$ 53 million against a negative result of R$ 465.2 million for the same period last year using the same comparative basis.

     First quarter figures reflect a good domestic market performance and a gradual recovery in exports. To these two factors can be added a reduction in costs and expenses, in 2009 strongly impacted by currency volatility and falling volume.

     During the quarter, BRF completed its integration plan and the identification of synergies between Perdigão and Sadia, for implementation once a decision has been made by the anti-trust regulator CADE (Administrative Council for Economic Defense).

     The operations of both companies have been closely examined in all areas to ensure that the best practices are selected. The entire analysis is ready and plans for executing these practices nearing conclusion such that they can be adopted on the first effective day of working together as one company.

NUMBERS FOR THE 1ST QUARTER 2010 (PRO-FORMA) (*)

R$ million
	1Q10	1Q09	Change %
Gross Sales	5,815	5,847	(1%)
Domestic Market	3,686	3,538	4%
Exports	2,128	2,308	(8%)
Net Sales	5,047	5,061	0%
Gross Profits	1,279	988	29%
Gross Margin	25.3%	19.5%	580 bps
EBIT	271	(61)	-
Net Income	53	(465)	-
Net Margin	1.0%	(9.2%)	-
EBITDA	447	180	148%
EBITDA Margin	8.9%	3.6%	530 bps
(*) Results have been consolidated as if the merger of Sadia’s shares had taken place on January 1 2009

DOMESTIC MARKET

     In the first quarter 2010, the Brazilian market showed promising signs set against a positive macroeconomic environment, favoring the growth in sales of processed products and the improvement in returns.

     Domestic sales amounted to R$ 3.7 billion, driven principally by the processed meats business, which reported growth of 4.8% in volume. Dairy product revenues rose 6.3% and corresponding to a 2.7% increase in volume despite the elevation in average milk catchment costs, which put some pressure on margins.

     Other processed products – among them, pastas, pizzas and margarines – also turned in good performances with sales revenues up 14.9% and volumes by 10.6%.

     It is worth mentioning in particular the contribution of the food service business to domestic sales. This segment posted a continual improvement in profitability, sustained by sales of specialty products with higher added value.

EXPORTS

     The international scenario favored an improvement in some key markets such as Asia and Eurasia with the partial recovery enabling the Company to claw back margins on exports in the first quarter and reverse the negative margins reported last year.

     Exports totaled R$ 2 billion, representing a fall of 7.8% in revenues and 1.1% in volume compared with the same period last year on the basis of the pro-forma figures.

     The meats business recorded an average decline in prices of 6.5%, while dairy products registered a 12% rise in average prices in Reais.

São Paulo, May 12 2010

BRF (BRFS) is one on the largest food companies in Latin America and one of the largest food processing companies in the world. The Company exports its products for more than 140 countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 13, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director